Exhibit 99.1

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2016 THIRD QUARTER

AND NINE-MONTH RESULTS

HONG KONG — February 2, 2016 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its fiscal third quarter and nine months ended December 31, 2015.

Net income for the fiscal 2016 third quarter was $342,000, or $0.09 per diluted share, compared with $361,000, or $0.10 per diluted share, in the same quarter a year earlier. Net sales for the same period were $5.7 million compared with $6.0 million a year ago -- reflecting year-end order adjustments by certain customers and a previously announced planned phase out of certain low-margin business.

Net income for the nine-month period of fiscal 2016 increased to $1,036,000, or $0.27 per diluted share, from $989,000, or $0.26 per diluted share, a year earlier. Net sales for the nine months were $17.7 million compared with $17.5 million a year ago.

Gross profit margin for the three- and nine-month periods ended December 31, 2015 increased to 26.0 percent and 25.4 percent, respectively, compared with 24.7 percent and 24.2 percent, respectively, a year earlier. Gross profit benefitted from the company’s Myanmar cost structure, price increases to customers, the planned phase out of low-margin business, and product mix.

Operating income for the three-month period ended December 31, 2015 was $426,000 compared with $458,000 in the prior year. Operating income for the nine months increased to $1,188,000 from $1,077,000 a year earlier.

“Results for the quarter reflect better pricing and, as noted above, the benefits of utilizing our Myanmar operation. Sales were impacted by a previously announced strategic decision to phase out of certain low-margin business. We continue to focus on organic growth and new business opportunities to offset this strategic sales loss and remain encouraged by our margin contributions,” said Roland Kohl, chairman, president and chief executive officer.

“Despite certain cost and pricing advantages derived from our operation in Myanmar, a major portion of the company’s business is still manufactured and produced in China. An ongoing challenge, therefore, is to balance the highly inflationary environment of China and Hong Kong, including higher wages, with the pricing expectations of our customers,” Kohl said. He noted that the emerging utilization of Myanmar, which offers high quality and lower-cost advantages for assembly work, remains an important strategic goal for management and a competitive benefit to the company’s customers.

Currency exchange rates negatively affected the company’s net income for the nine-month period ended December 31, 2015. The company reported a $44,000 currency exchange loss compared with a $40,000 exchange loss in fiscal 2015 -- mainly due to the weakening of the RMB at December 31, 2015.

The company does not engage in currency exchange rate hedging, and the fluctuations in the exchange rate of the RMB since January 1, 2016 are expected to affect the company’s future results.

Kohl noted the company’s balance sheet remains very strong. The company’s total cash position at December 31, 2015 was $8.9 million, or approximately $2.30 per share, compared with $8.7 million at December 31, 2014, despite several dividend payments and equipment investments since April 2015. The company’s current ratio was 3.2:1 at December 31, 2015. The total cash exceeded all current and long- term liabilities combined by $4.0 million.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong and its manufacturing facilities are located in Shenzhen in the People’s Republic of China and Yangon, Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2015	2014	2015	2014

Net sales	$5,650	$6,006	$17,687	$17,486
Cost of sales	4,176	4,524	13,195	13,262
Gross profit	1,474	1,482	4,492	4,224

Selling, general and administrative expenses	1,048	1,024	3,304	3,147
Operating income	426	458	1,188	1,077

Non-operating items
Interest expenses	-	-	-	-
Exchange gain /(loss), net	(44)	(40)	(20)	(52)
Interest income	2	3	8	11
Gain/Loss on disposal of Asset	-	-	-	110
Other income/( expenses)	-	2	2	2
Total non-operating income/ (expenses)	(42)	(35)	(10)	71

Share of profits/ (loss) of equity investees	-	1	-	7
Net income before income tax and non-controlling interests	384	424	1,178	1,155
Income taxes	35	63	131	167
Net Income before non-controlling interests	349	361	1,047	988
Less : net gain/(loss) attributable to non-controlling interests	7	-	11	(1)
Net Income attributable to Highway Holdings Limited shareholders	$342	$361	$1,036	$989

Net Income per share - basic and diluted	$0.09	$0.10	$0.27	$0.26

Weighted average number of shares outstanding
Basic	3,787	3,788	3,787	3,788
Diluted	3,795	3,804	3,795	3,804

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	December 31	March 31
	2015	2015

Current assets:

Cash and cash equivalents	$8,918	$9,727
Accounts receivable, net of doubtful accounts	3,858	2,943
Inventories	1,795	2,081
Prepaid expenses and other current assets	1,001	987
Total current assets	15,572	15,738

Property, plant and equipment, (net)	1,264	1,094
Goodwill	77	77
Long-term deposits	78	78
Total assets	$16,991	$16,987

Current liabilities:
Accounts payable	$1,542	$1,579
Other liabilities and accrued expenses	2,806	2,429
Income tax payable	443	334
Dividend payable	98	380
Total current liabilities	4,889	4,722
Long term liabilities :

Deferred income taxes	32	32
Total liabilities	4,921	4,754

Shareholders’ equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,370	11,370
Retained earnings	679	782
Accumulated other comprehensive income	(70)	8
Treasury shares, at cost – 5,049 shares as of December 31, 2015; and March 31, 2015 respectively	(14)	(14)
Total Highway Holdings Limited shareholders’ equity	12,003	12,184

Non-controlling interest	67	49
Total shareholders’ equity	12,070	12,233
Total liabilities and shareholders’ equity	$16,991	$16,987